Ingersoll-Rand Company Savings and Stock
  Investment Plan

  Independent Auditors' Report

  Financial Statements
  Years Ended December 31, 2001 and 2000
  Supplemental Schedules
  Year Ended December 31, 2001

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

TABLE OF CONTENTS


                                                               Page

INDEPENDENT AUDITORS' REPORT                                    1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 2001 AND 2000:

 Statements of Financial Condition                              2

 Statements of Income and Changes in Plan Equity                3

 Notes to Financial Statements                               4-16

SUPPLEMENTAL SCHEDULES (Combined Investment Trust):

   Schedule I - Schedule of Assets Held at End of Year -

   December 31, 2001                                           17

   Schedule II - Schedule of Reportable Transactions -

   December 31, 2001                                           18

 Other schedules required by Section 2520.103-10 of the DOL's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


INDEPENDENT AUDITORS' REPORT


To the Benefits Committee and Participants in the Ingersoll-Rand
Company Savings and Stock Investment Plan Woodcliff Lake, New Jersey.

We have audited the accompanying statements of financial condition of the Ingersoll-Rand Company Savings and Stock Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2001 and 2000, and the income and changes in plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules (modified cash basis) are the responsibility of the Plan's Management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.



/s/ Deloitte & Touche LLP
Parsippany, New Jersey

June 24, 2002

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

                                                                    2001          2000
Assets:
  Investments at current value :
    Combined Trust Fixed Income Fund                        $261,437,029  $220,866,728
    Combined Trust Mutual Fund                               345,302,380   406,090,952
    Combined Trust Ingersoll-Rand Company Common Stock Fund  236,230,688   278,863,776

           Total investments                                 842,970,097   905,821,456

    Participant loans receivable                              22,467,157    24,408,547
    Contributions receivable                                   1,196,750     1,088,804
    Due from merged plans                                      2,483,759             0

Total assets and Plan equity                                $869,117,763  $931,318,807

See notes to financial statements.

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                               2001            2000
Contributions:
    Participants                                       $ 52,734,350    $ 51,229,104

Investment (loss) income:
    Dividends                                             8,172,493      39,634,921
    Interest                                             17,085,453      16,349,429
    Net depreciation of investments                     (60,630,497)   (149,571,712)

           Net investment loss                          (35,372,551)    (93,587,362)

Total additions(deductions)                              17,361,799     (42,358,258)

Participant withdrawals and distributions               (81,586,296)    (93,457,321)

    Net decrease prior to transfers                     (64,224,497)   (135,815,579)

Transfers from other plans, net                           2,023,453      10,087,306

    Net decrease in plan equity                         (62,201,044)   (125,728,273)

Plan equity, beginning of year                          931,318,807   1,057,047,080

Plan equity, end of year                               $869,117,763    $931,318,807

See notes to financial statements.


INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000


1. PLAN DESCRIPTION

   The following brief description of the Ingersoll-Rand Company
   Savings and Stock Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan
   Document for a more complete description of the Plan's provisions.

   General - Ingersoll-Rand Company Limited (the "Company") adopted the Plan for eligible employees at participating locations. Prior to July 1, 1999, eligible participants could participate in the Plan on the first day of the month following 30 calendar days of employment. Effective July 1, 1999, automatic enrollment was instituted for the Plan, whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution. The employee then has a period of approximately 30 days to elect to not contribute to the Plan. Payroll deductions, consequently, do not begin until such period has expired.

   JP Morgan Chase Bank ("Chase") and PricewaterhouseCoopers are the trustee and recordkeeper of the Plan, respectively.

   The Benefits Committee, which is appointed by the Company's
   Board of Directors (or its delegate), administers the Plan. The Finance Committee of the Company's Board of Directors establishes the Plan's investment policies.

   The Company intends to continue the Plan indefinitely. However, the Company retains the right to terminate the Plan. If the Company discontinues the Plan, all participant account balances become fully vested at the termination date.

   Contributions - Participants may contribute as basic contributions one to six percent (in whole percentages) of their compensation through payroll deductions. Participants contributing 6% of compensation may contribute an additional one to 10% of compensation as supplemental contributions. Participants may use before- or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code ("IRC") requirements. Participants may change their contribution amounts at any time effective the first pay period of the following month by contacting the recordkeeper through its automated Benefits Information Line ("BIL").

   The Company contributes to the Plan via a matching contribution and a Company retirement contribution. The Company matches basic contributions at a rate determined by the Company's Board of Directors. The Plan requires that Company matching contributions be at least 25%, but no more than 100% of participants' basic contributions. For 2001 and 2000, the Company matching contribution was set at 50% of basic contributions. As a Company retirement contribution for certain eligible employees, the Company also contributes to the Plan one percent of the participant's monthly compensation. An additional one percent is contributed to the Plan for employees who meet certain criteria, as outlined in the Plan.

   Effective October 1, 1995, for Company matching contributions, and effective March 1, 1996, for Company retirement contributions, the Plan was amended to provide for an offset to the Company contributions under the Plan with an equivalent benefit to the Plan participants under the I-R/Clark Leveraged Employee Stock Ownership Plan (the "LESOP"), a participating plan in the Ingersoll-Rand Company Combined Investment Trust (the "Combined Trust"). Amounts accrued under the Plan prior to the effective dates of these amendments remain in the Plan unaffected.

   Participant contributions are always 100% vested. Company matching and retirement contributions, including those provided to the LESOP, vest on a five-year, graded-vesting schedule. Employees are immediately 20% vested. After completing two years of service, the vested percentage increases in increments of 20% per year until fully vested after five years of service. All Company matching and retirement contributions become 100% vested if a participant is disabled or his or her employment terminates due to retirement or death.

   Investment Options - The Plan assets are held in the Combined
   Trust, together with assets from other participating plans.

   Participants may invest their contributions, in multiples of 1%, in one or more of the following funds:

   O Fixed Income Fund - A fund that invests in securities that produce a fixed rate of return. Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

   O Mutual Fund - Participants are able to select from the following mutual funds: Fidelity Growth and Income Portfolio, Fidelity Magellan Fund, Templeton Foreign Fund, Fidelity Contra Fund, Fidelity Low-Priced Stock Fund, Fidelity U.S. Equity Index Commingled Pool Fund (formerly known as the Fidelity Institutional S&P 500 Index), Putnam Vista Fund and Putnam New Opportunities Fund. Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective. Prospectuses are available from the respective fund's management company.

   O Ingersoll-Rand Company Common Stock Fund - A fund consisting primarily of Class A common shares of Ingersoll-Rand Company Limited. Effective December 31, 2001, there was a reorganization whereby Ingersoll-Rand Company Limited, a Bermuda Company, became the successor to Ingersoll-Rand Company, a New Jersey Corporation. Participants are permitted to invest up to 100% of current contributions or account balance on transfers into this fund.

   Each fund reinvests its income in that fund.

   On any business day,participants may change their allocation of future contributions and transfer prior contributions between funds. Transfers of prior contributions must be made in whole percentages.

   Participants have several options that permit access to their contributions, earnings, and certain vested Company contributions. These options are subject to certain rules and restrictions.

   Distributions and Withdrawals - Plan distributions may be in the form of a lump sum or in such other manner that the Benefits
   Committee may permit. In addition, effective December 1, 1998, Plan participants who separate from service may elect distributions of at least $500 on a daily basis.

   At December 31, 2001 and 2000, the number of participants with balances in the Plan approximated 18,400 and 19,400, respectively. The number of participants contributing to each of the Plan's funds at December 31, 2001, were approximately:


Fixed Income Fund                                            11,200
Mutual Fund:
     Templeton Foreign Fund                                   1,400
     Fidelity Contra Fund                                     2,900
     Putnam Vista Fund                                        3,200
     Fidelity U.S. Equity Index Commingled Pool Fund          4,400
     Fidelity Low-Priced Stock Fund                           2,400
     Fidelity Growth and Income Portfolio                     5,300
     Putnam New Opportunities Fund                            4,500
     Fidelity Magellan Fund                                   5,000
Ingersoll-Rand Company Common Stock Fund                      6,700


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The Plan follows the accrual method of accounting.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Benefits Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Valuation of Investments - Plan assets are part of the Combined Trust, which provides unified investment management. Chase invests the Plan assets in the various Combined Trust investment funds.

   Separate participant accounts are maintained by investment fund. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

   The Putnam Managed Accounts are recorded at their respective contract values. Contract value equals principal plus cumulative interest earned, reduced by distributions.

   The Metropolitan Life Insurance ("MetLife") Stable Income Fund invests in a group annuity contract which is carried at contract value, an approximation of current value.

   The PIMCO Stable Value Contract is carried at contract value, which equals net deposits plus credited interest.

   The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements. The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

   The financial statements report investments in the Mutual Funds and the Ingersoll-Rand Company Common Stock Fund at current value based on published market quotations.

   Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

   The statement of income and changes in plan equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

   Contributions - Participant and Company matching contributions are contributed to the Combined Trust or the LESOP trust, as applicable, on a monthly basis. Participant contributions for each fund are based on the participants' investment decisions. Company retirement contributions are contributed to the Combined Trust or the LESOP trust after the end of each month or annually, as outlined in the Plan. The Company matching and retirement contributions may be made to the Combined Trust or LESOP in cash or Company stock.

   Forfeitures - Forfeitures of nonvested Company contributions occur when participants are terminated. Forfeitures of $13,298 in 2001 and $127,733 in 2000 were or will be used to reduce future Company contributions. Effective April 8, 2000, forfeitures may also be used to make Company contributions other than Company Matching Contributions and Company Retirement Contributions.

   Expenses of the Plan - Most expenses associated with the administration of the Plan and the Combined Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

   Benefit Obligations - Distributions to terminated employees are recorded in the Plan's financial statements when paid. The approved and unpaid amounts were $1,278,777 and $1,934,376 at December 31, 2001 and 2000, respectively. These amounts will be reflected as liabilities on the Plan's Form 5500 in accordance with Department of Labor Regulations.

   Risks and Uncertainties - The assets of the Plan are primarily financial instruments which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual investment's objectives, stock market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with the Plan's investments, it is reasonably possible that changes in the values of the Plan's investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of financial condition.

3. FIXED INCOME FUND

   Investments in the Fixed Income Fund at December 31 were as follows:

                                                2001               2000

Putnam Managed Accounts                 $          -       $125,128,764
Chase Domestic Liquidity Fund             77,406,675         19,236,393
MetLife Stable Income Fund               182,480,994         73,988,601
PIMCO Stable Value Contract               97,411,709         91,844,955

Total Combined Trust Fixed Income Fund   357,299,378        310,198,713
Less other plans                          95,862,349         89,331,985

Plan investment in Fixed Income Fund    $261,437,029       $220,866,728

   At December 31, 2001 and 2000, certain assets of the Combined Trust were invested in synthetic investment contracts. The Putnam Managed Accounts consist principally of an investment agreement between the Company and Putnam and a wrapper contract with a financially responsible third party which provides liquidity, or benefit responsiveness.

   The Putnam Managed Account under contract at December 31, 2000 was terminated on August 8, 2001, and its assets were transferred to the MetLife Stable Income Fund.

   The Putnam Managed Account under contract at December 31, 2000 was:

                     Average     Guaranteed          Maturity Rate
       Amount         Yield       of Return               Date

    $125,128,764      5.96%         6.630%    None - end upon written notice


   The net crediting rate for all synthetic investment contracts is reset twice a year, on January 1 and July 1. In no event is the net crediting rate reset below 0%.

   The Chase Domestic Liquidity Fund reported an annualized rate of return as of December 31 of 4.289% in 2001 and 6.428% in 2000.

   From August through December in 2001, The MetLife Stable Income Fund is a guaranteed insurance contract with a lump-sum payment to be made upon its maturity in July of 2002. The fund had a guaranteed interest rate of 8.49% as of December 31, 2001. From January 1, 2000 through July 31, 2001, the MetLife Stable Income Fund invested in a group annuity contract which is carried at contract value, an approximation of current value. Interest rates credited to the fund were 6.06% from January 1, 2000 through June 30, 2000; 6.23% from July 1, 2000 through December 31, 2000; and
   5.87% from January 1, 2001 through July 31, 2001. The MetLife group annuity contract consists principally of an investment agreement between the Company and MetLife in which MetLife maintains a separate account for the investment of participants' assets in an actively managed institutional bond fund.

   The PIMCO Stable Value Contract was purchased by the Plan on August 3, 1998. The fund is comprised of a separate account fixed income portfolio actively managed by PIMCO and a book value wrap contract issued by AIG Financial Products. The book value wrap contract allows for the portfolio to be carried at contract value, which equals net deposits plus credited interest. The contract has no expiration date. Interest rates credited to the fund were 6.08% from January 1, 2000 through January 30, 2000; 6.00% from January 31, 2000 through March 31, 2000; 6.07% from April 1, 2000 through June 30, 2000; 5.90% from
   July 1, 2000 through September 30, 2000; and 6.21% from October 1, 2000 through December 31, 2000; 6.38% from January 1, 2001 through March 31, 2001; 6.09% from April 1, 2001 through April 30, 2001; 5.79% from May 1, 2001 through May 31, 2001; 5.77%
   from June 1, 2001 through June 30, 2001; 5.50% from July 1, 2001 through July 31, 2001; 5.53% from August 1, 2001 through August 31, 2001; 5.70% from September 1, 2001 through October 31, 2001; 5.46% from November 1, 2001 through November 30, 2001; and 5.75% from December 1, 2001 through December 31, 2001.

4. MUTUAL FUND

   Investments in the Mutual Fund at December 31 were as follows:

                                                       2001           2000

     Templeton Foreign Fund                    $  8,258,093   $  8,427,712
     Fidelity Contra Fund                        27,026,852     30,178,848
     Putnam Vista Fund                           30,792,023     47,764,103
     Fidelity U.S. Equity Index Commingled
       Pool Fund                                 80,162,864     97,089,713
     Fidelity Low-Priced Stock Fund              28,104,585     14,679,402
     Fidelity Growth and Income Portfolio        73,840,406     83,029,238
     Putnam New Opportunities Fund               39,652,717     57,971,107
     Fidelity Magellan Fund                      57,678,551     67,891,609

     Total Combined Trust Mutual Fund           345,516,091    407,031,732
     Less other plans                               213,711        940,780

     Plan investment in Mutual Fund            $345,302,380   $406,090,952

   The total cost of the Combined Trust Mutual Fund was $369,178,883 and $369,720,898 at December 31, 2001 and 2000, respectively.


   Net realized and unrealized (depreciation) appreciation of investments for the years ended December 31 were as follows:

                                                      2001            2000

     Templeton Foreign Fund                   $   (932,542)   $   (973,936)
     Fidelity Contra Fund                       (4,041,420)     (6,301,456)
     Putnam Vista Fund                         (16,454,720)    (12,491,479)
     Fidelity U.S. Equity Index Commingled
       Pool Fund                               (11,636,548)    (10,090,468)
     Fidelity Low-Priced Stock Fund              3,286,214         333,950
     Fidelity Growth and Income Portfolio       (9,366,306)    (10,808,648)
     Putnam New Opportunities Fund             (17,367,324)    (29,326,885)
     Fidelity Magellan Fund                     (8,617,781)    (10,481,802)
     Fidelity U.S. Equity Index Portfolio                -         (16,473)
     Fidelity Fund                                       -         (15,224)

     Total Combined Trust Mutual Fund          (65,130,427)    (80,172,421)
     Putnam Managed Accounts                           111        (339,541)
     Less other plans                               (9,963)       (247,192)

     Net Plan depreciation                    $(65,120,353)   $(80,264,770)


5. INGERSOLL-RAND COMPANY COMMON STOCK FUND

   Investments in the Ingersoll-Rand Company Common Stock Fund at
   December 31, 2001 were as follows:


                                                                      2001

Ingersoll-Rand Company Limited Class A Common Shares          $244,785,676
Chase Domestic Liquidity Fund                                    2,630,310

Total Combined Trust Ingersoll-Rand Company                    247,415,986
 Limited Class A Common Shares
Less other plans                                                11,185,298

Plan investment in Ingersoll-Rand Company                     $236,230,688
 Limited Class A Common Shares



   The Company Common Stock Fund investment in Class A common shares of Ingersoll-Rand Company Limited at December 31, 2001 included 5,854,716 shares and the average cost of these shares was $194,444,442.

   Investmetns in the Ingersoll-Rand Company Common Stock Fund at
   December 31, 2000 were as follows:

                                                                      2000

Ingersoll-Rand Company Common Stock                           $288,178,558
Chase Domestic Liquidity Fund                                    2,534,105

Total Combined Trust Ingersoll-Rand Company                    290,712,663
 Common Stock Fund
Less other plans                                                11,848,887

Plan investment in Ingersoll-Rand Company                     $278,863,776
 Common Stock Fund



   The Company Common Stock Fund investment in Ingersoll-Rand
   Company Common Stock at December 31, 2000 included 6,881,876 shares and the average cost of these shares was $205,653,151.

   Net realized and unrealized appreciation (depreciation) of investments for the years ended December 31 were as follows:



                                                      2001            2000

Total Combined Trust Ingersoll-Rand Company     $4,578,559    $(79,738,091)
 Common Stock Fund
Less other plans                                   (88,703)    (10,431,149)

Net Plan appreciation (depreciation)            $4,489,856    $(69,306,942)


6. INVESTMENTS

   The following investments represent 5 percent or more of the Plan's net assets at December 31:

                                                       2001           2000

Fixed Income Fund                              $261,437,029   $220,866,728
Putnam Vista Fund                                         -     47,629,280
Fidelity U.S. Equity Index Commingled
  Pool Fund                                      80,177,649     96,703,304
Fidelity Growth and Income Portfolio             73,699,593     82,831,596
Putnam New Opportunities Fund                             -     57,863,772
Fidelity Magellan Fund                           57,653,670     67,807,485
Ingersoll-Rand Company Common Stock Fund *      236,230,688    278,863,776

* Nonparticipant-directed


7. LOAN FUND

   The Plan allows participants to borrow from their vested account balance subject to certain limits. Loans are withdrawn from the participants' accounts in a sequence outlined in the Plan.

   The number of loans outstanding at December 31, 2001 and 2000 was 6,471 and 6,923, respectively.

   The Benefits Committee establishes the loan interest rate and reviews the rate quarterly. The loan rate may be adjusted each quarter in order to reflect the current prime rate. The interest rate on new loans is based on the prime rate and ranged from 6% to 10% and 9% to 10% in 2001 and 2000, respectively. Interest charges begin 60 days after the initial loan date.

   Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections. If a participant terminates employment with the Company, any outstanding loan balance is considered a distribution.

8. DIVIDEND AND INTEREST INCOME

   Dividend and interest income for all investments at December 31 were as follows:

                                                      2001             2000

Total Combined Trust                           $31,141,387      $64,916,178
Less other plans                                 5,883,441        8,931,828

Net Plan dividend and interest income from
  investments                                  $25,257,946      $55,984,350

9. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by letter dated October 27, 1999 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

10.TRANSFERS TO/FROM OTHER PLANS
   Effective December 31, 2000, Ingersoll-Rand Company completed the sale of the assets of the ALCO Building Products ("ALCO") business unit of Steelcraft to LaForce, Inc. As a result of the sale, effective September, 28 2001, a trust-to-trust transfer of the assets held in the Plan was transferred to LaForce, Inc.
   for the benefit of participants who were former employees of ALCO and who, on December 29, 2000 became employees of LaForce, Inc.

   The Ingersoll-Dresser Pump Company ("IDP") was sold on August 7, 2000, to Flowserve Corporation ("Flowserve"). Effective October 31, 2000, the total account balances of participants who were employed by IDP and became employees of Flowserve were transferred to the qualified defined contribution 401(k) plan maintained by Flowserve at which time the Plan's assets were removed from the Combined Trust. Effective December 31, 2000, the total accounts of participants which were not transferred to the qualified 401(k) defined contribution plan maintained by Flowserve were merged into the Plan.

   Effective December 31, 1999, the assets of the Johnstone Pump Co. Savings Plan; Monarch Hardware, Inc. Profit Sharing Plan; Zimmerman Handling Systems, Ingersoll-Rand's Employees 401(k) Plan; and Torrington Rockford Salary Savings Plan (collectively, the "Merged Plans") were merged into the Plan. During March 2000, the existing participant balances in the Merged Plans were transferred to the investment options available in the Plan that were elected by each participant.

   Effective November 8, 1999, certain assets of the Harrow Products, Inc. 401(k) Savings Plan & Trust (the "Harrow Plan") were merged into the Plan. During March 2000, the existing participant balances in the Harrow Plan were transferred to the investment options available in the Plan that were elected by each participant.

11.SUBSEQUENT EVENTS

   Effective December 31, 2001, the Company approved the merger and trust-to-trust transfer of the assets held in Dor-O-Matic, Inc. Employees' Profit Sharing Retirement Plan into the Plan. This transfer in the amount of $2,483,759 was made on January 2, 2002 and is reflected as Due from Merged Plans within the Statement of Financial Condition and as Transfers From Other Plans, Net within the Statement of Income and Changes in Plan Equity.

12.COMBINED INVESTMENT TRUST FINANCIAL INFORMATION

   At both December 31, 2001 and 2000, the Plan had an 89% participation in the Combined Trust. The financial statements for the Combined Trust are prepared on the modified cash basis of accounting, which is substantially the same as the accrual basis of accounting. The supplemental schedules of the Combined Trust for the year ended December 31, 2001 follow.


                                                                  SCHEDULE I


INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST

SCHEDULE OF ASSETS HELD AT END OF YEAR (Schedule H, Line 4i)
YEAR ENDED DECEMBER 31, 2001


   Identity of Issue             Description of Investment      Shares, Units,    Current Value
                                                               Principal Amount

Guaranteed Investment Contracts:
MetLife Stable Income Fund        Group Annuity Contract              -            $182,480,994
PIMCO Stable Value Contract       Group Annuity Contract              -              97,411,709

Mutual Funds:
Templeton Foreign Fund            Open-end Mutual Fund             892,767            8,258,093
Fidelity Contra Fund              Open-end Mutual Fund             631,911           27,026,852
Putnam Vista Fund                 Open-end Mutual Fund           3,563,891           30,792,023
Fidelity U.S. Equity Index
  Commingled Pool Fund            Open-end Mutual Fund           2,375,196           80,162,864
Fidelity Low-Priced Stock Fund    Open-end Mutual Fund           1,024,967           28,104,585
Fidelity Growth and Income
  Portfolio                       Open-end Mutual Fund           1,975,399           73,840,406
Putnam New Opportunities Fund     Open-end Mutual Fund             967,611           39,652,717
Fidelity Magellan Fund            Open-end Mutual Fund             553,431           57,678,551

Ingersoll-Rand Company Common
  Stock Fund                            Class A                  5,854,716          247,415,986
Chase Domestic Liquidity Fund       Money Market Fund                                77,406,675
Participant Loans Receivable  Due 1/1/01 - 12/31/05; 6% - 10%                        22,467,157

TOTAL INVESTMENTS                                                                  $972,698,612


Note: The investment information above is that of the Ingersoll-Rand Company Combined Investment
Trust (the "Trust") as of December 31, 2001 in which the Plan represents 89% of the total net assets of the Trust.  The cost of the investment in the Ingersoll-Rand Company Common Stock fund at
December 31, 2001 was $194,444,442.


INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST                                                            SCHEDULE II

SCHEDULE OF REPORTABLE TRANSACTIONS (Schedule H, Line 4j)
YEAR ENDED DECEMBER 31, 2001

                                                                            <c>                        Current Value
         <c>                   <c>                     <c>          <c>          Expense     <c>        of Asset on    <c>
          Identity of                                  Purchase     Selling   Incurred with   Cost of   Transaction     Net Gain
         Party Involved         Description of Asset     Price       Price     Transaction     Asset        Date         (Loss)

Series of Transactions:

 Ingersoll-Rand Company Common Stock   Class A        $32,503,461   $   -       $25,074      $   -      $ 32,478,391    $   -
 Ingersoll-Rand Company Common Stock   Class A             -       74,436,327    53,429     40,423,080    74,436,327   33,959,812

Note: The schedule of reportable transactions above is that of the Ingersoll-Rand Company Combined Investment Trust (the "Trust)
as of December 31,2001 in which the Plan represents 89% of the total net assets of the Trust.




INDEPENDENT AUDITOR'S CONSENT



We consent to the incorporation by reference in Registration Statement No. 333-42133 Ingersoll-Rand Company Savings and Stock Investment Plan of Ingersoll-Rand Company on Form S-8 of our report dated June 24, 2002, appearing in this Annual Report on Form 11-K of Ingersoll-Rand Company Savings and Stock Investment Plan for the year ended December 31, 2001.

/S/ Deloitte & Touche LLP

Parsippany, New Jersey
June 24, 2002